Dear Oracle Shareholder:

We write to you as long-term shareholders in Oracle Corporation and co-sponsors of the proxy access proposal that your fund will be asked to vote on at the upcoming annual meeting of Oracle Corporation on November 18, 2015.

We urge you to vote FOR Proposal No. 6.

Proxy access can help to increase board accountability and enhance director responsiveness. We believe that the case for proxy access is particularly compelling at Oracle Corporation, where insufficient board accountability, poorly designed compensation programs and certain risk oversight practices relating to executive pledging create significant risks for shareholders. Oracle’s advisory vote on executive compensation failed to receive the support of a majority of shares voted in 2012, 2013 and 2014. Oracle has taken some incremental steps to address investors’ ongoing concerns about compensation and board responsiveness. However, in our view, many of the changes are little more than window dressing and practices with potentially significant implications for shareholders remain unaddressed.

BOARD GOVERNANCE CONCERNS

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Director Independence. We are concerned that the non-independent members of Oracle’s Board, which include the company's  co-CEOs and both its Executive Chairman and Vice Chairman, may dominate the Board. In addition, we note that the independent members of the Board are primarily long-tenured directors.

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Unresponsive Board.  Three consecutive failed say-on-pay votes suggest the need for meaningful changes to Oracle’s compensation quantum and structure, but Oracle’s Board continues to award outsized pay packages despite middling performance. The lack of meaningful changes in response to these votes raises broader concerns around board governance and accountability to non-insider shareholders.

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Failure of Risk Oversight. Significant pledging of company stock by Oracle’s Executive Chairman and Chief Technology Officer raises questions about the Board’s oversight of this risk and poses a potential hazard to the investments of other shareholders. Excessive pledging is not in the best interest of shareholders because the executive may be forced to sell company stock quickly, which may negatively impact the share price. According to Oracle’s latest proxy statement, the company’s founder and Executive Chairman has pledged a total of 300 million shares as of September 21, 2015, representing approximately 7% of shares outstanding. The company does not have anti-pledging policies in place nor have shareholders been given any specific information about why such significant pledging is necessary.

PROXY ACCESS

We believe that our proposal provides a reasonable mechanism to nominate director candidates, including an ownership requirement of 3% for 3 years.  Director candidates would be elected only upon approval by a majority of shares voted, providing a safeguard against the election of special interest directors. We believe that the need for proxy access is clearly evident at Oracle Corporation given significant risks to shareholders from insufficient board accountability, lapses in risk oversight and poorly designed compensation programs.

We therefore urge you to vote FOR our resolution to give shareholders access to the proxy and the ability to improve board accountability at Oracle Corporation.

Sincerely,

Laura Campos
Director of Shareholder Activities
The Nathan Cummings Foundation

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Maureen O’Brien
Director of Corporate Governance
The Marco Consulting Group